Exhibit 4.16

DORI ENERGY SHAREHOLDERS AGREEMENT

English summary of Hebrew version1

1. Preliminary Note

The Shareholders Agreement (the “Shareholders Agreement”) among U. Dori Group Ltd. (“Dori”), Ellomay Clean Energy Ltd. (“Ellomay Energy”) and U. Dori Energy Infrastructures Ltd. (“Dori Energy”) was executed on November 25, 2010.

2. Main content of the agreement

The Shareholders Agreement sets forth the respective and reciprocal rights and obligations of the shareholders of Dori Energy in their capacity as shareholders, and includes certain restrictions with respect to the sale and\or purchase of shares of Dori Energy, including: (i) a restriction period commencing from the closing date of Ellomay Energy’s investment in Dori Energy (January 27, 2011) and terminating two (2) years after the completion and delivery of the Dorad Energy Ltd. (“Dorad”) private natural gas operated power plant in Ashkelon, Israel (the "Restriction Period") throughout which the sale of Dori Energy shares by Ellomay Energy and\or Dori is not allowed other than to a permitted transferee of such shareholder, (ii) reciprocal Rights of First Refusal applicable as of the termination of the Restriction Period, (iii) reciprocal Tag Along rights applicable as of the termination of the Restriction Period, and (iv) restrictions on the imposition of liens and other third party rights with respect to the shares of Dori Energy.

The Shareholders Agreement also sets forth a mechanism with respect to the nomination of members of the board of directors of Dori Energy ("Directors") and the proceedings at Dori Energy's board meetings. The board of directors of Dori Energy shall include four (4) Directors - two (2) Directors shall be nominated by each of Dori and Ellomay Energy (the number of Directors nominated by each shareholder may be adjusted in accordance with certain changes in the holdings in Dori Energy).

1 The original language version is on file with the Registrant and is available upon request.

Furthermore, the Shareholders Agreement sets forth agreements with respect to:

(1)
special majorities that are required for the passage of the following resolutions in the board and\or general meeting of Dori Energy, or a subsidiary thereof – (a)  voluntary dissolution of Dori Energy, (b) material changes in the business of Dori Energy, (c) issuance of shares and\or any instrument convertible into shares of Dori Energy other than in accordance with the Investment Agreement entered into among Dori, Dori Energy and Ellomay Energy on November 25, 2010, (d) sale, transfer and\or termination of the majority of Dori Energy's assets or a material change with respect to such assets, (e) the imposition of liens and\or charges on the assets and\or rights of Dori Energy, other than in accordance with the credit facility agreement among Dorad and a consortium lead by Bank Hapoalim Ltd. (the “Financing Agreement”), (f) the consolidation, merger or reorganization of Dori Energy, (g) the entry into an agreement the value or impact or potential value or impact of which exceeds, in the aggregate, 1,000,000 USD, (h) material changes in the Financing Agreement and\or the shareholders agreement of Dorad, (i) transactions of Dori Energy with related parties, (j) the approval of Dori Energy's annual budget and business plan, (k) the performance of any distributions by Dori Energy, (l), the appointment and employment terms of Dori Energy's officers, and (m) the appointment and employment terms of Dori Energy's auditors;

(2)	a separation mechanism between Dori and Ellomay Energy;

(3)	the purchase, by Dori Energy, of additional shares of Dorad; and

(4)	dividend distribution policies in Dori Energy.